Pricing Supplement No. 2233B To product supplement B dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Registration Statement No. 333-184193 Dated October 28, 2014; Rule 424(b)(2)

Deutsche Bank AG
$315,000 Uncapped Trigger Enhanced Participation Securities Linked to the STOXX® Europe Low Beta High Div 50 Index due November 2, 2017
General
•
The Uncapped Trigger Enhanced Participation Securities (the “securities”) are designed for investors who seek a return at maturity of 146.00% of any increase in the level of the STOXX® Europe Low Beta High Div 50 Index (the “Underlying”). If the Final Level is less than the Initial Level but greater than or equal to the Trigger Level, which is equal to 75.00% of the Initial Level, investors will receive at maturity the Face Amount per $1,000 Face Amount of securities. However, if the Final Level is less than the Trigger Level, for each $1,000 Face Amount of securities, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. The securities do not pay any coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Level is less than the Trigger Level.  Any payment on the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on November 2, 2017†
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The securities priced on October 28, 2014 (the “Trade Date”) and are expected to settle on October 31, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	STOXX® Europe Low Beta High Div 50 Index (Ticker: SDB50EP)
Issue Price:	100% of the Face Amount
Payment at Maturity:	• If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment at maturity per $1,000 Face Amount of securities calculated as follows:
$1,000 + ($1,000 x Underlying Return x Upside Leverage Factor)

•      If the Final Level is less than the Initial Level but greater than or equal to the Trigger Level, you will receive a cash payment at maturity per $1,000 Face Amount of securities equal to the Face Amount.

• If the Final Level is less than the Trigger Level, you will receive a cash payment at maturity per $1,000 Face Amount of securities calculated as follows: $1,000 + ($1,000 × Underlying Return)

If the Final Level is less than the Trigger Level, for each $1,000 Face Amount of securities, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose a significant portion or all of your initial investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:	The Underlying Return, expressed as a percentage, will equal: Final Level – Initial Level Initial Level The Underlying Return may be positive, zero or negative.
(Key Terms continued on next page)
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.
The Issuer’s estimated value of the securities on the Trade Date is $945.20 per $1,000 Face Amount of securities, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Securities” on page PS-3 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$20.00	$980.00
Total	$315,000.00	$6,300.00	$308,700.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement. The securities will be sold with underwriting discounts and commissions of $20.00 per $1,000 Face Amount of securities.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$315,000.00	$36.60

Deutsche Bank Securities

October 28, 2014

 (Key Terms continued from previous page)

Initial Level:	208.38, equal to the closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Final Valuation Date
Trigger Level:	156.29, equal to 75.00% of the Initial Level
Upside Leverage Factor:	146.00%
Trade Date:	October 28, 2014
Settlement Date:	October 31, 2014
Final Valuation Date†:	October 30, 2017
Maturity Date†:	November 2, 2017
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	25152RRP0
ISIN:	US25152RRP00
† Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Issuer’s Estimated Value of the Securities

The Issuer’s estimated value of the securities is equal to the sum of our valuations of the following two components of the securities: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the securities is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of securities, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the securities. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the securities or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities. The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Securities

You should read this pricing supplement together with product supplement B dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these securities are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement B dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005077/crt_dp33020-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What Are the Possible Payments on the Securities, Assuming a Range of Hypothetical Performances for the Underlying?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of securities for a hypothetical range of performances for the Underlying from -100.00% to +100.00%. The table below reflects the Upside Leverage Factor of 146.00% and the Trigger Level of 75.00% of the Initial Level. The actual Initial Level and Trigger Level are set forth on the cover of this pricing supplement. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Underlying Return (%)	Payment at Maturity ($)	Return on the Securities (%)
100.00%	$2,460.00	146.00%
75.00%	$2,095.00	109.50%
50.00%	$1,730.00	73.00%
25.00%	$1,365.00	36.50%
15.00%	$1,219.00	21.90%
10.00%	$1,146.00	14.60%
5.00%	$1,073.00	7.30%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-25.00%	$1,000.00	0.00%
-30.00%	$700.00	-30.00%
-50.00%	$500.00	-50.00%
-75.00%	$250.00	-75.00%
-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the securities at maturity set forth in the table above are calculated.

Example 1: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 25.00%. Because the Final Level is greater than the Initial Level, the investor receives a Payment at Maturity of $1,365.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Underlying Return x Upside Leverage Factor)
$1,000 + ($1,000 x 25.00% x 146.00%) = $1,365.00

Example 2: The Final Level is less than the Initial Level but greater than the Trigger Level, resulting in an Underlying Return of -5.00%. Because the Final Level is less than the Initial Level but greater than the Trigger Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of securities.

Example 3: The Final Level is less than the Trigger Level, resulting in an Underlying Return of -50.00%. Because the Final Level is less than the Trigger Level, the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 × Underlying Return)
$1,000 + ($1,000 x -50.00%) = $500.00

Selected Purchase Considerations

•
UNCAPPED APPRECIATION POTENTIAL — The securities provide the opportunity to enhance positive returns by multiplying a positive Underlying Return by the Upside Leverage Factor of 146.00%. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — If the Final Level is less than the Initial Level but greater than or equal to the Trigger Level, you will receive a cash payment at maturity per $1,000 Face Amount of securities equal to the Face Amount. However, if the Final Level is less than the Trigger Level, for each $1,000 Face Amount of securities, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose a significant portion or all of your investment in the securities.

•
RETURN LINKED TO THE PERFORMANCE OF THE STOXX® EUROPE LOW BETA HIGH DIV 50 INDEX — The return on the securities, which may be positive, zero or negative, is linked to the performance of the STOXX® Europe Low Beta High Div 50 Index as described herein. The STOXX® Europe Low Beta High Div 50 Index is derived from the STOXX® Europe 600 Index. To be eligible for inclusion in the STOXX® Europe Low Beta High Div 50 Index, stocks must have a net dividend yield for the past twelve months that is higher than the overall net dividend yield of the EURO STOXX 50® Index over the same time period. All those stocks are then ranked according to their beta to the EURO STOXX 50® Index over the past twelve months, and only those 50 stocks with the lowest beta are selected. A cap of eight stocks per country is applied to ensure diversification in the index. Once the 50 stocks are selected, the stocks are weighted according to their three month average daily trading volume, with the weight of any stock being capped at 5%.  Publication of the STOXX® Europe Low Beta High Div 50 Index began on March 13, 2014.  This section is only a summary of the STOXX® Europe Low Beta High Div 50 Index.  For more information on the STOXX® Europe Low Beta High Div 50 Index, please see the section entitled “The STOXX® Europe Low Beta High Div 50 Index” below.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the securities will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your securities (including at maturity) and (ii) the gain or loss on your securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your securities could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the stocks composing the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not pay any coupons or dividends and do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. If the Final Level is less than the Trigger Level, for each $1,000 Face Amount of securities, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose a significant portion or all of your investment in the securities. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

•	THE SECURITIES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the securities do not pay any coupons and do not guarantee any return of your initial investment at maturity.

•
THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.

•
THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

•
INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE STOCKS COMPOSING THE UNDERLYING — The return on your securities may not reflect the return you would have realized if you had directly invested in the stocks composing the Underlying.

•
IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the level of the Underlying. Changes in the level of the Underlying may not result in comparable changes in the value of your securities.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Underlying would have.

•
THE UNDERLYING REFLECTS THE PRICE RETURN OF THE STOCKS COMPOSING THE UNDERLYING, NOT A TOTAL RETURN — The return on the securities is based on the performance of the Underlying, which reflects the changes in the market prices of the stocks composing the Underlying. It is not, however, linked to a “total return” version of the Underlying, which, in addition to reflecting those price returns, would also reflect all dividends and other distributions paid on the stocks composing the Underlying. The return on the securities will not include such a total return feature.

•
INDEX STRATEGY RISK — The STOXX® Europe Low Beta High Div 50 Index is derived from the STOXX® Europe 600 Index. To be eligible for inclusion in the STOXX® Europe Low Beta High Div 50 Index, stocks must have a net dividend yield for the past twelve months that is higher than the overall net dividend yield of the EURO STOXX 50® Index over the same time period. All those stocks are then ranked according to their beta to the EURO STOXX 50® Index over the past twelve months, and only those 50 stocks with the lowest beta are selected. A cap of eight stocks per country is applied to ensure diversification in the index. Beta is a number that is often used to describe the relationship between a specific asset’s return and the market’s return as a whole. An asset has a beta of zero if its returns change independently of changes in the market's returns.  A positive beta means that the asset's returns generally follow the market's returns, in the sense that they tend to be both above their respective averages together or below their respective averages together.  A negative beta means that the asset's returns generally move in opposition to the market's returns: one will tend to be above its average when the other is below its average. High beta stocks are generally more volatile to changes in the market’s returns as a whole and riskier than low beta stocks. Thus, in theory, stocks with higher betas will experience greater returns compared to stocks with lower betas to compensate for such risk. Low beta investing is a response to the market observation that low beta stocks tend to be undervalued by investors and, despite the theory noted above, the returns of low beta stocks tend to outperform high beta stocks over the long term. Because low beta stocks are supposed to be less risky but tend to generate lower dividend yields, the Underlying aims to offset the lower dividend yields of low beta stocks by selecting stocks that have a net dividend yield higher than the EURO STOXX 50® Index.

By choosing component stocks with the lowest betas with a dividend yield higher than the EURO STOXX 50® Index, the Underlying seeks to offer higher long-term returns with less volatility than a hypothetical direct investment in the STOXX® Europe 600 Index or the EURO STOXX 50® Index.  However, the beta and dividend yield of each component stock is computed on the basis of past values and may change after such component stock is included in the Underlying.  There is no assurance that the future performance of the Underlying will show a lower beta or higher dividend yield than the STOXX® Europe 600 Index or the EURO STOXX 50® Index. Furthermore, there is no assurance that the Underlying will outperform the STOXX® Europe 600 Index or the EURO STOXX 50® Index. Even if the Underlying does outperform the STOXX® Europe 600 Index and the EURO STOXX 50® Index, the level of the Underlying may decline. If the strategy of the Underlying is not successful, the value of your securities may be adversely affected.

•
THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Underlying includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the securities are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the level of the Underlying and the value of your securities. Furthermore, there are risks associated with investments in securities linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Underlying are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

•
THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the Underlying consists of securities denominated in non-Euro currencies that are converted into Euros for purposes of calculating the level of the Underlying, holders of the securities will be exposed to currency exchange rate risk with respect to each of the currencies represented in the Underlying. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between the countries represented in the Underlying; and

•	the extent of governmental surpluses or deficits in the countries represented in the Underlying.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Underlying strengthen or weaken against the Euro and the relative weight of each currency represented in the overall Underlying. If, taking into account such weighting, the Euro strengthens against the component currencies as a whole, the level of the Underlying will be adversely affected and the value of the securities may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the Euro and the currencies represented in the Underlying could affect the value of the securities.

•
THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — Even though the level of the Underlying is calculated in Euros while any payment at maturity will be paid in U.S. dollars, the Underlying Return will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Euro. Therefore, if the Euro strengthens or weakens relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return on the notes.

•
THE INDEX SPONSOR MAY ADJUST THE UNDERLYING IN WAYS THAT AFFECT THE LEVEL OF THE UNDERLYING, AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS — STOXX Limited is the sponsor of the Underlying (the “Index Sponsor”) and, as the Index Sponsor, carries out the calculations necessary to promulgate the Underlying and maintains some discretion as to how such calculations are made. The Index Sponsor also conducts general methodology reviews in a periodic and ad-hoc basis to reflect economic and political changes and developments in the investment industry. The Index Sponsor may introduce changes to the methodology of the Underlying as a result of these activities. Any of these actions could adversely affect the value of your securities. The Index Sponsor has no obligation to consider your interests in calculating or revising the Underlying.

•
THE UNDERLYING HAS VERY LIMITED PERFORMANCE HISTORY — Calculation of the Underlying began on March 13, 2014. Therefore, the Underlying has very limited performance history and no actual investment which allowed a tracking of the performance of the Underlying was possible at any time prior to March 13, 2014. The index methodology of the Underlying was designed, constructed and tested using historic market data and based on knowledge of factors that may have affected its performance. The results shown before March 13, 2014 are hypothetical and do not reflect actual returns. Hypothetical or simulated performance results have inherent limitations. Unlike an actual performance, hypothetical results are achieved by means of a retroactive application of the back-tested index methodology designed with the benefit of hindsight.

•
PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities, as well as any amount payable on the securities, may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

•
ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this pricing supplement is based on the full Face Amount of your securities, the Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities. The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy.  These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

•
THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities.  We or our affiliates intend to act as market makers for the securities but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which we or our affiliates are willing to buy the securities.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the securities.  If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the level of the Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the securities;

•	the market prices and dividend rates of the stocks composing the Underlying and changes that affect those stocks and their issuers;

•	interest rates and yields in the market generally;

•	the exchange rates between the Euro and the non-Euro currencies that some of the stocks composing the Underlying are traded in;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	the composition of the Underlying;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or its affiliates expects to conduct trading and hedging activities for us in connection with the securities, DBSI or its affiliates will likely profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that DBSI receives for the sale of the securities to you.. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for DBSI to sell the securities to you in addition to the compensation they will receive for the sale of the securities.

•
WE, OUR AFFILIATES OR OUR AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates or our agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.

•
POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the securities on any relevant date or time.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the securities.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The STOXX® Europe Low Beta High Div 50 Index

We have derived all information contained in this pricing supplement regarding the STOXX® Europe Low Beta High Div 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information.  Such information reflects the policies of, and is subject to change by, STOXX Limited.  The STOXX® Europe Low Beta High Div 50 Index was created by STOXX Limited in collaboration with Deutsche Bank AG.  However, the STOXX® Europe Low Beta High Div 50 Index is calculated, maintained and published solely by STOXX Limited.  STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the STOXX® Europe Low Beta High Div 50 Index.

Publication of the STOXX® Europe Low Beta High Div 50 Index began on March 13, 2014, based on an initial index value of 100 on December 31, 2002. The STOXX® Europe Low Beta High Div 50 Index is disseminated on the STOXX Limited website.

The STOXX® Europe Low Beta High Div 50 Index is reported by Bloomberg L.P. under the ticker symbol “SDB50EP.” There is a price return, net return and gross return version of the STOXX® Europe Low Beta High Div 50 Index. This security is linked to the price return version of the STOXX® Europe Low Beta High Div 50 Index.

STOXX® Europe Low Beta High Div 50 Index Composition and Maintenance

The STOXX® Europe Low Beta High Div 50 Index is derived from the STOXX® Europe 600 Index. To be eligible for inclusion in the STOXX® Europe Low Beta High Div 50 Index, stocks must have a net dividend yield for the past twelve months that is higher than the overall net dividend yield of the EURO STOXX 50® Index over the same time period. All those stocks are then ranked according to their beta to the EURO STOXX 50® Index over the past twelve months, and only those 50 stocks with the lowest beta are selected. A cap of eight stocks per country is applied to ensure diversification in the index.

The STOXX® Europe 600 Index is composed of the 600 largest European stocks by free float market capitalization. The EURO STOXX 50® Index is composed of 50 stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices (which represent the Eurozone portion of the STOXX Europe 600® Supersector indices).

On the last trading day of each November (the “selection date”), the STOXX® Europe Low Beta High Div 50 Index selects 50 new component stocks for inclusion from the stocks currently composing the STOXX® Europe 600 Index. In order to be eligible for inclusion in the STOXX® Europe Low Beta High Div 50 Index, each stock currently composing the STOXX® Europe 600 Index must meet the following criteria as of the selection date: (i) have a price history of at least one year prior to the selection date, (ii) have a three month average daily trading volume (“ADTV”) of at least €5 million and (iii) have a net dividend yield measured over the previous twelve months (i.e., total dividends for the previous twelve months reduced by the tax rate of the home country of the issuer of the stock) that is greater than the overall net dividend yield for the EURO STOXX 50® Index measured over the same time period.  Each stock that meets these three criteria is considered an “eligible stock.”

After applying the criteria above, the twelve month beta to the EURO STOXX 50® Index is calculated for each eligible stock. Each eligible stock is then ranked by its beta in ascending order, with the lowest betas being ranked highest. Both positive and negative beta values are included. If two eligible stocks have the same beta, the eligible stock with the largest three month ADTV will be ranked higher. The 50 highest ranked eligible stocks (i.e., the 50 eligible stocks with the lowest betas) will be selected for inclusion in the STOXX® Europe Low Beta High Div 50 Index (the “new index components”), subject to a maximum of eight stocks from any one country. Once the 50 new index components are selected, each new index component is weighted according to its three month ADTV divided by the sum of the three month ADTV for all 50 new index components, with the weight of any new index component being capped at 5% (and allocating the excess weight pro-rata among the remaining new index components).

The STOXX® Europe Low Beta High Div 50 Index is re-composed with the new index components after the close on the third Friday in December. Furthermore, the weight of each current component stock is recalculated and adjusted after the close every third Friday in March, June and September, but the composition of the STOXX® Europe Low Beta High Div 50 Index does not change on such dates.

If a component stock of the STOXX® Europe Low Beta High Div 50 Index is excluded from the STOXX® Europe 600 Index between selection dates, but remains in the STOXX® Global TMI Universe, such component stock will remain in the STOXX® Europe Low Beta High Div 50 Index. If a component stock is removed from the STOXX® Europe Low Beta High Div 50 Index, such removed component stock will be replaced with the highest ranked eligible stock (as determined on the most recent selection date) not currently a component stock and added with the current weight of the removed component stock.

The STOXX® Europe 600 Index is also reviewed on an ongoing basis, and any changes affecting the STOXX® Europe 600 Index are also applied to STOXX® Europe Low Beta High Div 50 Index. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the STOXX® Europe 600 Index composition are immediately reviewed.  Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect. Any spin-off of a component stock will be added temporarily for one trading day and will then be removed from the STOXX® Europe Low Beta High Div 50 Index.

Calculation of the STOXX® Europe Low Beta High Div 50 Index

The STOXX® Europe Low Beta High Div 50 Index is calculated with the Laspeyres formula, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the STOXX® Europe Low Beta High Div 50 Index value at any time can be expressed as follows:

Index =	total “units” of the STOXX® Europe Low Beta High Div 50 Index
Divisor

The “total ‘units’ of the STOXX® Europe Low Beta High Div 50 Index” is equal to the sum of the products of the closing price, weighting factor and weighting cap factor for each component stock as of the time the STOXX® Europe Low Beta High Div 50 Index is being calculated.

The “Divisor” for the STOXX® Europe Low Beta High Div 50 Index is adjusted to maintain the continuity of the STOXX® Europe Low Beta High Div 50 Index values across changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the Divisor, where an index Divisor may decrease (∇) or increase (Δ) or keep constant (■) when corporate actions occur for a component stock. Assuming shareholders receive “B” new shares for every “A” share held for the following corporate actions:

Divisor	Corporate Action	Adjustment Formula
Ñ	Cash Dividend (applied to net and gross return indices only)	Net return index: adjusted price = closing price – dividend announced by company × (1 – withholding tax) Gross return index: adjusted price = closing price – dividend announced by company

Ñ	Special Cash Dividend	adjusted price = closing price – dividend announced by company × (1 – withholding tax)

■	Split and Reverse Split	adjusted price = closing price × A/B new weighting factor = old weighting factor x B/A

■	Rights Offering
adjusted price = (closing price × A + subscription price × B)/(A + B)

new weighting factor = old weighting factor x closing price/adjusted price

If the subscription price is not available or equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Divisor	Corporate Action	Adjustment Formula
■	Stock Dividend	adjusted price = closing price × A/(A + B) new weighting factor = old weighting factor × (A + B)/A

Ñ	Stock Dividend (From Treasury Stock)
Stock dividends from treasury stocks will be adjusted as cash dividends.
If treated as regular cash dividend, only the net and gross return indices are adjusted. If treated as extraordinary dividend, all indices are adjusted as follows:

adjusted close = close – close x B/(A + B)

Ñ	Stock Dividend of a Different Company Security	adjusted price = (closing price × A – price of different company security × B)/A

Ñ	Return of Capital and Share Consolidation	adjusted price = [closing price – capital return announced by company × (1 – withholding tax)] × A/B new weighting factor = old weighting factor × B/A

■	Repurchase Shares/Self-Tender
adjusted price = (price before tender × old number of shares) – (tender price × number of tendered shares)
(old number of shares – number of tendered shares)

new weighting factor = old weighting factor x closing price/adjusted price

Ñ	Spinoff	adjusted price = (closing price × A – price of spun-off shares B)/A new weighting factor for the spin-off = weighting factor of the parent company x B/A

■	Combination Stock Distribution (Dividend or Split) and Rights Offering
Assume shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held. If A is not equal to one, all of the following new number of shares formulas need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

adjusted price = closing price × A + subscription price × C × (1 + B/A)
(A + B) × (1 + C/A)

new weighting factor = old weighting factor x closing price/adjusted price

If stock distribution is applicable after rights (one action applicable to another):

adjusted price = closing price × A + subscription price × C
(A + C) × (1 + B/A)

new weighting factor = old weighting factor x closing price/adjusted price

■	Stock Distribution and Rights (not mutually applicable)	adjusted price = closing price × A + subscription price × C A + B + C new weighting factor = old weighting factor x closing price/adjusted price

License Agreement with STOXX

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Underlying, which is owned and published by STOXX Limited, in connection with certain securities, including the securities.

The STOXX® Europe Low Beta High Div 50 Index and the trademarks used in the index name are the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors. The STOXX® Europe Low Beta High Div 50 Index is used under license from STOXX. The securities based on the STOXX® Europe Low Beta High Div 50 Index are in no way sponsored, endorsed, sold or promoted by STOXX and/or its licensors and neither STOXX nor its licensors shall have any liability with respect thereto.

Historical Information

The following graph sets forth the retrospective and historical performance of the STOXX® Europe Low Beta High Div 50 Index based on the daily closing levels from October 28, 2009 through October 28, 2014. The STOXX® Europe Low Beta High Div 50 Index has existed only since March 13, 2014 and publication of the STOXX® Europe Low Beta High Div 50 Index began on March 13, 2014. The historical performance data below from March 13, 2014 through October 28, 2014 represent the actual performance of the STOXX® Europe Low Beta High Div 50 Index. The performance data prior to March 13, 2014, as indicated by the vertical line in the graph below, reflect a retrospective calculation of the closing levels of the STOXX® Europe Low Beta High Div 50 Index using archived data and the current methodology for the calculation of the STOXX® Europe Low Beta High Div 50 Index. The closing level of the STOXX® Europe Low Beta High Div 50 Index on October 28, 2014 was 208.38. The graph below shows the Trigger Level of 156.29, equal to 75.00% of 208.38, which was the closing level of the STOXX® Europe Low Beta High Div 50 Index on October 28, 2014. We obtained the historical closing levels of the STOXX® Europe Low Beta High Div 50 Index below from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information.  All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the STOXX® Europe Low Beta High Div 50 Index was possible at any time prior to March 13, 2014. Furthermore, the index methodology of the STOXX® Europe Low Beta High Div 50 Index was designed, constructed and tested using historic market data and based on knowledge of factors that may have affected its performance.  The results shown before March 13, 2014 are hypothetical and do not reflect actual returns.  Hypothetical or simulated performance results have inherent limitations.  Unlike an actual performance, hypothetical results are achieved by means of a retroactive application of the back-tested index methodology designed with the benefit of hindsight.

The historical closing levels of the STOXX® Europe Low Beta High Div 50 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the STOXX® Europe Low Beta High Div 50 Index on the Final Valuation Date.  We cannot give you assurance that the performance of the STOXX® Europe Low Beta High Div 50 Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

DBSI, acting as agent for Deutsche Bank AG, will receive a selling concession of 2.00% or $20.00 per $1,000 Face Amount of securities in connection with the sale of the securities.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangement for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which will be the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the securities by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.